UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 3
TO
SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

TICKETS.COM, INC.
(Name of Subject Company)

MLBAM ACQUISITION CORP. MLB ADVANCED MEDIA, L.P.
(Names of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.000225 PER SHARE
(Title of Class of Securities)

88633M200
(CUSIP Number of Class of Securities)

Michael J. Mellis Senior Vice President and General Counsel MLBAM Acquisition Corp. MLB Advanced Media, L.P. 75 Ninth Avenue New York, New York 10011 Tel.: (212) 485-3444
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Jay O. Rothman Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, Wisconsin 53202 Tel.: (414) 271-2400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$12,702,412.80	$1,496

*	Estimated for purposes of calculating the amount of the filing fee only. The fee was calculated by multiplying $1.10 (the per share tender offer price) by the 11,547,648 potentially outstanding shares of Common Stock (assuming for this purpose, (1) the conversion of 4,166,669 shares of Series F Preferred Stock into 1,451,059 shares of Common Stock; (2) the exercise of warrants to purchase a total of 13,656 shares of Common Stock; and (3) the exercise of options to purchase 399,410 shares of Common Stock) sought in the Offer, which gives an aggregate consideration of $12,702,412.80.

**	Calculated by multiplying the Transaction Value by 0.00011770 in accordance with Rule 0-11(d), and based on Fee Rate Advisory #6 for Fiscal Year 2005 issued by the Securities and Exchange Commission on December 9, 2004.

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previous Paid:	$ 1,496.00	Filing Parties:	MLB Advanced Media, L.P.
MLBAM Acquisition Corp.
Form or Registration No.:	Schedule TO-T	Date Filed:	February 17, 2005

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third-party tender offer subject to Rule 14d-1.

[ ]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

        This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amendment No. 3 to Schedule TO”), which is the final amendment, relates to the offer by MLBAM Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of MLB Advanced Media, L.P., a Delaware limited partnership (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.000225 per share (the “Shares”), of Tickets.com, Inc., a Delaware corporation (the “Company”), at a purchase price of $1.10 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 17, 2005 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”). Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

        This Amendment No. 3 to Schedule TO is being filed on behalf of Purchaser and Parent. The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 3 to Schedule TO by reference to all of the applicable terms and exhibits set forth in Schedule TO (and each of its amendments), except that the information in the Offer to Purchase is hereby amended to the extent specifically provided herein.

ITEMS 1-9 AND ITEM 11

        Items 1-9 and Item 11 of Schedule TO are hereby amended and supplemented to include the following:

        The Offer expired at 5:00 p.m., New York City time, on March 18, 2005 and was not extended. Based on information provided by Mellon Investor Services LLC, the depositary for the Offer, and D.F. King & Co, Inc., the information agent for the Offer, a total of 9,699,394 shares of the Company’s common stock were validly tendered and not withdrawn pursuant to the Offer. Purchaser accepted for payment all Shares of the Company’s common stock validly tendered and not withdrawn prior to the expiration of the Offer and will make payment promptly to the depositary for the accepted Shares at the Offer price of $1.10 per Share.

        Pursuant to the terms of the Securities Purchase Agreement previously filed as Exhibit (d)(2) to Schedule TO, Parent and Purchaser on March 21, 2005 consummated the acquisition of the Company’s issued and outstanding Series F Preferred Stock and Series G Preferred Stock, as well as certain warrants to purchase Shares of the Company’s common stock. As a result, Purchaser owns 26,757,558, or approximately 94.9%, of the 28,192,746 issued and outstanding Shares of common stock of the Company as of March 21, 2005.

        Pursuant to the terms of the Agreement and Plan of Merger previously filed as Exhibit (d)(1) to Schedule TO, on March 21, 2005, following payment for the Shares of the Company’s common stock tendered in the Offer and satisfaction or waiver of the conditions to the merger, Parent, without a meeting or vote of the Company’s stockholders, caused Purchaser to be merged with and into the Company pursuant to the short-form merger provisions of Section 253 of the Delaware General Corporation Law. Pursuant to the merger, all outstanding Shares of the Company’s common stock immediately prior to the effective time of the merger (other than Shares held by Parent, Purchaser, the Company, any subsidiary of Parent or the Company or stockholders who properly perfect appraisal rights under Delaware law) were canceled and converted into the right to receive $1.10 per Share in cash, without interest, payable to the holders of such Shares. The Company is the surviving corporation and is now a wholly-owned subsidiary of Parent.

        On March 21, 2005, Parent and Purchaser issued a press release announcing the expiration of the Offer and the final results of the Offer. The press release is included herein as Exhibit (a)(5)(D) and is incorporated herein by reference.

ITEM 12.  EXHIBITS

        Item 12 of Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description
(a)(5)(D)	Form of Press Release issued by Parent and Purchaser announcing results of tender offer, dated March 21, 2005.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment to the statement is true, complete and correct.

MLBAM ACQUISITION CORP.
By:	/s/ Robert A. Bowman
Robert A. Bowman President and Chief Executive Officer

MLB ADVANCED MEDIA, L.P., by MLB Advanced Media, Inc., its General Partner
By:	/s/ Michael J. Mellis
Michael J. Mellis Senior Vice President and General Counsel

Dated:  March 22, 2005

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase dated February 17, 2005. **
(a)(1)(B)	Form of Letter of Transmittal. **
(a)(1)(C)	Form of Notice of Guaranteed Delivery. **
(a)(1)(D)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.**
(a)(1)(E)	Form of Letter from Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. **
(a)(1)(F)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients. **
(a)(5)(A)	Form of Joint Press Release issued by Parent, Purchaser and the Company dated February 15, 2005. **
(a)(5)(B)	Form of Summary Advertisement published in The Wall Street Journal on February 17, 2005. **
(a)(5)(C)	Letter to Stockholders from Robert A. Bowman dated March 9, 2005. **
(a)(5)(D)	Form of Press Release issued by Parent and Purchaser announcing results of tender offer, dated March 21, 2005.
(b)	Credit Agreement dated as of January 28, 2005, by and among Parent, Bank of America, N.A., and JPMorgan Chase Bank, N.A. **
(d)(1)	Agreement and Plan of Merger, dated as of February 14, 2005, by and among Parent, Purchaser, and the Company (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company on February 15, 2005). **
(d)(2)	Securities Purchase Agreement, dated as of February 14, 2005, by and among Parent, Purchaser, General Atlantic Partners 74, L.P., General Atlantic Partners 54, L.P., GAP Coinvestment Partners II, L.P., and GapStar, LLC (incorporated by reference to Exhibit 2.2 to the Form 8-K filed by the Company on February 15, 2005). **
(d)(3)	Stockholder Agreement, dated as February 14, 2005, by and among Parent, Purchaser, General Atlantic Partners 74, L.P., General Atlantic Partners 54, L.P., General Atlantic Partners 46, L.P., GAP Coinvestment Partners, L.P., GAP Coinvestment Partners II, L.P., and GapStar, LLC (incorporated by reference to Exhibit 2.5 to the Form 8-K filed by the Company on February 15, 2005. **
(d)(4)	Stockholder Agreement, dated as February 14, 2005, by and among Parent, Purchaser, and International Capital Partners, Inc. Profit Sharing Trust (incorporated by reference to Exhibit 2.3 to the Form 8-K filed by the Company on February 15, 2005). **
(d)(5)	Stockholder Agreement, dated as February 14, 2005, by and among Parent, Purchaser, Sports Capital Partners, L.P., Sports Capital Partners (Cayman Islands), L.P., and Sports Capital Partners CEV, LLC (incorporated by reference to Exhibit 2.4 to the Form 8-K filed by the Company on February 15, 2005). **
(d)(6)	Stockholder Agreement, dated as February 14, 2005, by and among Parent, Purchaser, Competiber, S.A., Mr. Ignacio Suarez-Zuloaga, Mr. Ramon Suarez, and Valor XXI SICAV, S.A (incorporated by reference to Exhibit 2.6 to the Form 8-K filed by the Company on February 15, 2005). **

(d)(7)	Change of Control Bonus Escrow Agreement dated February 14, 2005, by and among Parent, U.S. Bank, N.A. as escrow agent, and Ron Bension, Robert Murphy, Carl Thomas, Christian Henry, Joseph Manna, Simon Crane, and Elizabeth Webb (incorporated by reference to Exhibit (e)(9) to the Schedule 14D-9 of the Company filed February 17, 2005). **
(d)(8)	Tickets.com, Inc. Schedule of Performance Metrics dated February 14, 2005. **
(d)(9)	Tickets.com, Inc. Financial Projections dated February 14, 2005. **
(d)(10)	Tickets.com, Inc. Q3 Financial Highlights. **
(g)	None.
(h)	None.

** Previously filed.